TASEKO RECEIVES APPROVAL FOR PERMIT
DEVELOPMENT WORK AT NEW PROSPERITY

July 18, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") has received approval from the Province of British Columbia to undertake a site investigation program to conduct exploratory work at the New Prosperity Gold-Copper project site. The Notice of Work (NOW), which is a multi-year permit, will allow the Company to gather information for the purpose of advancing mine permitting under the British Columbia Mines Act.

“The opportunities associated with New Prosperity are rare. It has the potential to generate significant wealth and employment for the Province of British Columbia and more specifically, the Cariboo,” commented Russell Hallbauer, President and CEO of Taseko Mines Limited. “Once in production, it will employ approximately 600 people and contribute roughly $1 million per day of spending on goods, services and labor. This combination of employment and spending means New Prosperity will create $12.7 billion of provincial GDP and increase provincial revenues by over $4 billion and federal revenues by over $2 billion during its life.”

“The value of New Prosperity has yet to be unlocked, however, I believe the magnitude of New Prosperity’s benefits are such that it will be developed into a world-class mine with the highest environmental and safety standards, similar to our nearby Gibraltar Mine,” added Mr. Hallbauer. “New Prosperity would be similar in size to Gibraltar which currently employs 650 people from the Cariboo region. The development of New Prosperity would be an economic catalyst for the struggling communities of the Cariboo. In authorizing Taseko to do this work, the Government of British Columbia is giving us the tools needed to move the project towards its ultimate development.”

In addition to securing Provincial Government approval, the project also requires specific authorizations from the Government of Canada. This work program will yield information which is necessary to advance the Mines Act permitting process.

New Prosperity is located 125 km southwest of Williams Lake in the Cariboo-Chilcotin region of central British Columbia on a low level rolling plateau with a moderate climate and minimal precipitation. Its close proximity to important infrastructure makes for an ideal location for this large-scale project. It is not by any means an engineering or technical challenge. However, like all projects of significance regardless of location in the world, there will be those who object to its development. Provincial regulators and Taseko personnel have been working on the specific details of this work program for over 10 months. Great care and attention has been taken by each to ensure all necessary steps have been taken to fully meet their respective obligations under the permit including those duties related to consultation with local First Nations.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.